Exhibit 12

GBC BANCORP

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

	For the Years Ended December 31,
(Dollars in Thousands)	2002	2001	2000	1999	1998
(Loss)/Income before income taxes & Cumulative effect of a change in accounting principle	$(11,667)	$42,190	$62,136	$48,320	$44,906
Add:
Interest on deposits	36,245	57,592	68,863	50,377	53,279
Interest on borrowings	16,311	8,829	5,685	5,775	3,608
Recognition of loss for investments accounted for under equity method	9,255	2,796	218	—	—
Portion of rents applicable to interest *	—	—	—	—	—
Amortization of debt expense, discount and premium	131	131	131	131	131

Earnings as adjusted (1)	$50,275	$111,538	$137,033	$104,603	$101,924

Less:
Interest on deposits	36,245	57,592	68,863	50,377	53,279

Adjusted earnings excluding interest on deposits (2)	$14,030	$53,946	$68,170	$54,226	$48,645

Fixed charges
Interest on deposits	$36,245	$57,592	$68,863	$50,377	$53,279
Interest on borrowings	16,311	8,829	5,685	5,775	3,608
Rents:
Portion of rents applicable to interest *	—	—	—	—	—
Amortization of debt expense, discount and premium	131	131	131	131	131
Capitalized interest	—	—	—	—	—

Total Fixed Charges (9)	$52,687	$66,552	$74,679	$56,283	$57,018

Fixed charges excluding interest on deposits (10)	$16,442	$8,960	$5,816	$5,906	$3,739

Ratio of earnings to fixed charges (1)/(9)	.95x	1.68x	1.83x	1.86x	1.79x

Ratio of earnings to fixed charges excluding interest on deposits (2)/(10)	.85x	6.02x	11.72x	9.18x	13.01x

Amount of coverage (deficiency) surplus	$(2,412)	$44,986	$62,354	$48,320	$44,906

*	Portion of rents applicable to interest is deemed immaterial